NANOFLEX POWER CORPORATION

17207 N. Perimeter Drive, Suite 210

Scottsdale, Arizona 85255

December 18, 2014

VIA EDGAR

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”) Registration Statement on Form S-1 Amendment No. 6 to Registration Statement on Form S-1 Filed December 10, 2014 File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at 5:00 p.m. EST on Monday, December 22, 2014, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

• The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht_
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer